

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

Mr. Christopher W. Jensen
Celanese Corporation
222 West Las Colinas Boulevard, Suite 900N
Irving, Texas 75039

>   **Re: Celanese Corporation**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed February 6, 2015**
>   **Form 8-K**
>   **Filed January 22, 2015**
>   **File No. 1-32410**

Dear Mr. Jensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements
Notes to the Financial Statements
Note 5. Variable Interest Entities, page 78

1. Please help us better understand how you determined that you are the primary beneficiary of the joint venture, Fairway Methanol LLC, that you formed with Mitsui & Co., Ltd. Please provide us with the underlying contract related to the formation of this joint venture. Please also provide us with an analysis which highlights the specific contractual provisions and cross-references to the specific accounting guidance you considered in determining that you are the primary beneficiary pursuant to ASC 810.

<u>Form 8-K Filed January 22, 2015</u>

2. We note that you expect your adjusted tax rate to be less than 20 percent in 2015. Based on your earnings conference call held on January 23, 2015, it appears that the expected decrease in your tax rate in 2015 will be due to work you are doing with your Pan European headquarters in the Netherlands as well as changing some of the product flows to more favorable tax jurisdictions. In this regard, please ensure that you expand your disclosures in management's discussion and analysis in future filings to discuss the factors that are materially impacting your effective tax rate from period to period. Please more specifically address in your disclosures what changes you made in the Netherlands as well as in terms of product flows that has resulted in a material impact to your effective tax rate. Please also provide a discussion of any foreign jurisdictions that are materially impacting your effective tax rate. Your discussion related to the jurisdiction should address differences between the statutory and effective tax rates, volatility in income/(loss) before income tax expense, management's expectations for the region, and any other information to help readers better understand the impact of such jurisdiction on the consolidated effective tax rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Erin Jaskot at (202) 551-3442, Staff Attorney, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief